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Registration Nos. 333-221842

333-206640

June 29, 2018

State Street, World Gold Council Launch Low-

Cost Gold ETF

Having gold in portfolios can mitigate drawdowns and provide diversification, according to the head of SPDR Americas Research.

By Emily Zulz | June 27, 2018 at 01:37 PM

Investors who are seeking the diversification benefits gold exposure can bring to a portfolio now have another option on the table.

State Street Global Advisors partnered with the World Gold Council, the market development organization for the gold industry, to launch a new low-cost gold exchange-traded fund.

SPDR Gold MiniShares Trust (GLDM) offers a net and gross expense ratio of 0.18%, one of the lowest available total expense ratios among all gold exchange-traded products. GLDM will be initially listed at a per-share trading price of 1/100th of an ounce of gold, as represented by the LBMA Gold Price PM (USD).

How can gold play a role in portfolios?

According to Matt Bartolini, head of SPDR Americas Research, having gold in portfolios can mitigate drawdowns and provide diversification elements because of its low to negative correlation to traditional assets like stocks and bonds.

“The idea in this type of market is that you should be positioned for normal bouts of volatility,” he told ThinkAdvisor. “You should be looking for uncorrelated or low-correlated assets to mitigate equity drawdowns as well as what we’re seeing in the bond market, where you do have rising rates and a flattening yield curve.”

For Joseph Cavatoni, managing director at the World Gold Council, the focus is on gold’s role in a long-term portfolio.

“We’re talking to them about a long-term investment horizon,” Cavatoni told ThinkAdvisor. “While on the short term there may be more volatility and there may be price movement that’s unpredictable, where the conversation always go with us — in particular with State Street’s involvement — is around the long-term investment portfolio. We’re not looking at speculative excitement and so forth.”

GLDM’s relatively low share price — combined with a relatively low expense ratio — provides all types of investors access to gold within portfolios, according to State Street.

“We were able to provide a sophisticated, robust tool for investors to access gold, with GLDM, for a lot of different types of investors,” Bartolini said.

Bartolini said that the ability for investors to make a choice of how gold can play a role in their portfolios was really the driving force for the launch of GLDM.

With the launch, the World Gold Council and State Street Global Advisors now offer a suite of gold-backed ETF solutions. GLDM is the third product added to the duo’s range of gold ETFs, all of which are backed by physical gold.

In November 2004, the duo launched SPDR Gold Shares (GLD), the first U.S.-traded gold ETF and the first U.S.-listed ETF backed by a physical asset. GLD attracted more than $1 billion in assets in its first three trading days and currently has approximately $35 billion in total net assets.

Next, the two firms partnered to launch the SPDR Long Dollar Gold Trust (GLDW) in January 2017. GLDW combined a long position in physical gold and long dollar exposure against a basket of six non-U.S. currencies, providing investors with the potential benefits of gold exposure in a strong U.S. dollar environment.

According to Cavatoni, this suite of solutions is designed to align with investors’ preferred characteristics, whether it’s liquidity, trading efficiency, total cost of ownership or managing their exposures in a strong dollar environment.

SPDR® Long Dollar Gold Trust and SPDR® Gold MiniSharesSM Trust (each, a “Fund” and together, the “Funds”) have each filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. SPDR® Long Dollar Gold Trust has also filed its prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents each Fund has filed with the SEC for more complete information about each Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Funds or any authorized participant will arrange to send you a prospectus if you request it by calling 866.320.4053.